CUSIP No. 70788V 300 and 70788V 102

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Penn Virginia Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

70788V 300 and 70788V 102

(CUSIP Number)

David B. Charnin

Strategic Value Partners, LLC

100 West Putnam Avenue

Greenwich, CT 06830

(203) 618-3500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 12, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Nos. 70788V 300 and 70788V 102

1.	Name of Reporting Person. Strategic Value Partners, LLC I.R.S. Identification No. of Above Person (Voluntary)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds Not Applicable

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,489,815 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,489,815 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,489,815 (1)

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (9) 10.5% (2)

14.	Type of Reporting Person OO

(1) Consists of (i) 697,580  shares beneficially owned by Strategic Value Partners, LLC as the investment manager of Strategic Value Master Fund, Ltd. and (ii) 607,114 shares beneficially owned by SVP Special Situations III LLC as the investment manager of Strategic Value Special Situations Master Fund III, L.P. and 185,121  shares beneficially owned by SVP Special Situations III-A LLC as the investment manager of Strategic Value Opportunities Fund, L.P. which may also be deemed to be beneficially owned by Strategic Value Partners, LLC as the managing member of each such investment manager entity.

(2) Based on 14,175,596 shares of Common Stock outstanding as of September 12, 2016, as reported in the Issuer’s Form 8-K filed with the SEC on September 15, 2016.

CUSIP No. 70788V 300 and 70788V 102

1.	Name of Reporting Person. SVP Special Situations III LLC I.R.S. Identification No. of Above Person (Voluntary)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds Not Applicable

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 607,114 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 607,114 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 607,114 (1)

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (9) 4.3% (2)

14.	Type of Reporting Person OO

(1) Consists of 607,114 shares beneficially owned by SVP Special Situations III LLC, as the investment manager of Strategic Value Special Situations Master Fund III, L.P.

(2) Based on 14,175,596 shares of Common Stock outstanding as of September 12, 2016, as reported in the Issuer’s Form 8-K filed with the SEC on September 15, 2016.

CUSIP No. 70788V 300 and 70788V 102

1.	Name of Reporting Person. SVP Special Situations III-A LLC I.R.S. Identification No. of Above Person (Voluntary)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds Not Applicable

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 185,121 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 185,121 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 185,121 (1)

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (9) 1.3% (2)

14.	Type of Reporting Person OO

(1) Consists of 185,121 shares beneficially owned by SVP Special Situations III-A LLC, as the investment manager of Strategic Value Opportunities Fund, L.P.

(2) Based on 14,175,596 shares of Common Stock outstanding as of September 12, 2016, as reported in the Issuer’s Form 8-K filed with the SEC on September 15, 2016.

CUSIP No. 70788V 300 and 70788V 102

1.	Name of Reporting Person. Victor Khosla I.R.S. Identification No. of Above Person (Voluntary)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds Not Applicable

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,489,815 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,489,815 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,489,815 (1)

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (9) 10.5% (2)

14.	Type of Reporting Person IN

(1) Consists of (i) 697,580  shares beneficially owned by Strategic Value Partners, LLC as the investment manager of Strategic Value Master Fund, Ltd. and (ii) 607,114 shares beneficially owned by SVP Special Situations III LLC as the investment manager of Strategic Value Special Situations Master Fund III, L.P. and 185,121  shares beneficially owned by SVP Special Situations III-A LLC as the investment manager of Strategic Value Opportunities Fund, L.P. which may also be deemed to be beneficially owned by Strategic Value Partners, LLC as the managing member of each such investment manager entity.  Mr. Khosla is the sole member of Midwood Holdings, LLC, which is the managing member of Strategic Value Partners, LLC and is also the indirect majority owner and control person of Strategic Value Partners, LLC, SVP Special Situations III LLC and SVP Special Situations III-A LLC.

(2) Based on 14,175,596 shares of Common Stock outstanding as of September 12, 2016, as reported in the Issuer’s Form 8-K filed with the SEC on September 15, 2016.

SCHEDULE 13D

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, par value $0.01 per share (the “Common Stock”) of Penn Virginia Corporation, a corporation organized under the laws of the state of Virginia (the “Issuer”). The address of the principal executive offices of the Issuer is 14701 St. Mary’s Lane, Suite 275, Houston, Texas.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed by and on behalf of (i) Strategic Value Partners, LLC, a Delaware limited liability company (“SVP”), SVP Special Situations III LLC, a Delaware limited liability company (“SVP III”), SVP Special Situations III-A LLC, a Delaware limited liability company (“SVP III-A”), and Victor Khosla (each, a “Reporting Person” and collectively, the “Reporting Persons”). The Reporting Persons are making this single, joint filing because they may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”), however this filing shall not be deemed an affirmation that such a group exists for the purposes of the Act or for any other purpose, and each Reporting Person expressly disclaims beneficial ownership of any securities beneficially owned or directly held by any other person. The agreement among the Reporting Persons to file jointly is attached hereto as Exhibit A.

The shares of Common Stock reported herein as beneficially owned by SVP are directly held by Strategic Value Master Fund, Ltd., a Cayman Islands exempted company. SVP is the investment manager of, and exercises investment discretion over, Strategic Value Master Fund, Ltd.  SVP beneficially owns shares attributable to SVP III and SVP III-A as managing member of each such investment manager entity. SVP is indirectly majority owned and controlled by Mr. Khosla.

The shares of Common Stock reported herein as beneficially owned by SVP III are directly held by Strategic Value Special Situations Master Fund III, L.P., a Cayman Islands exempted limited partnership. Each of Strategic Value Special Situations Fund III, L.P., a Delaware limited partnership, and Strategic Value Special Situations Offshore Fund III, L.P., a Cayman Islands exempted limited partnership, holds limited partnership interests in Strategic Value Special Situations Master Fund III, L.P. SVP III is the investment manager of, and exercises investment discretion over each of Strategic Value Special Situations Master Fund III, L.P., Strategic Value Special Situations Fund III, L.P. and Strategic Value Special Situations Offshore Fund III, L.P.  SVP is the managing member of SVP III. SVP III is indirectly majority owned and controlled by Mr. Khosla.

The shares of Common Stock reported herein as beneficially owned by SVP III-A are directly held by Strategic Value Opportunities Fund, L.P., a Cayman Islands exempted limited partnership. SVP III -A is the investment manager of, and exercises investment discretion over, Strategic Value Opportunities Fund, L.P.  SVP is the managing member of SVP III-A. SVP III -A is indirectly majority owned and controlled by Mr. Khosla.

(b) The principal business address of each Reporting Person is c/o Strategic Value Partners, LLC, 100 West Putnam Avenue, Greenwich, CT 06830.

(c) Set forth in Exhibit B hereto are the names, business addresses, present principal occupations and citizenships of the executive officers, directors and control persons, as applicable, of each of the Reporting Persons.

(d) During the last five years, none of the Reporting Persons, or any of their executive officers, directors or control persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, or any of their executive officers, directors or control persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Khosla and the persons set forth in Exhibit B are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The Company and certain of its subsidiaries (collectively with the Company, the “Debtors”) filed voluntary petitions for relief (the “Chapter 11 Cases”) under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Eastern District of Virginia (the “Bankruptcy Court”). Prior to commencing the Chapter 11 Cases, the Debtors entered into a Restructuring Support Agreement, dated as of May 9, 2016 (together with all exhibits and schedules thereto, the “Restructuring Support Agreement”), by and among (i) the Debtors; (ii) lenders holding approximately 100% of the principal amount of the approximately $112.6 million in loans outstanding under the Debtors’ senior secured reserve-based revolving credit facility (the “RBL Facility”); and (iii) holders of approximately 86% of the principal amount of the Debtors’ $1,075 million in outstanding senior unsecured notes (the “Notes”).

In connection with the Restructuring Support Agreement, the Company entered into a backstop commitment agreement (the “Backstop Commitment Agreement”), with the commitment parties thereto (collectively, the “Backstop Parties”), pursuant to which certain holders of the Notes (in their capacity as Backstop Parties) agreed to provide a $50.0 million commitment to backstop the Rights Offering (as defined further below). In accordance with the Plan, the Backstop Commitment Agreement, and certain rights offering procedures, the Company offered eligible creditors, including the Backstop Parties, shares of Common Stock of the reorganized Company upon emergence from the Chapter 11 Cases for an aggregate purchase price of approximately $50 million (the “Rights Offering”).

On June 24, 2016, the Debtor filed the First Amended Joint Chapter 11 Plan of Reorganization of Penn Virginia Corporation and Its Debtor Affiliates (Docket No. 350) (the “First Amended Plan”) and the Disclosure Statement for the First Amended Joint Chapter 11 Plan of Reorganization of Penn Virginia Corporation and Its Debtor Affiliates and Amended Exhibits Thereto (the “Disclosure Statement”). On June 28, 2016, the Bankruptcy Court entered an order approving the Disclosure Statement and certain related rights offering procedures (the “Rights Offering Procedures”) and solicitation procedures.  On August 3, 2016, the Debtors filed the Second Amended Joint Chapter 11 Plan of Reorganization of Penn Virginia Corporation and Its Debtor Affiliates (Docket No. 501), to which certain technical modifications were made and filed on August 10, 2016 (as so modified, the “Plan”). On August 11, 2016, the Bankruptcy Court entered an order (the “Confirmation Order”) confirming the Plan.

On September 12, 2016 (the “Effective Date”), the Debtors consummated their reorganization under the Bankruptcy Code and the Plan became effective.  In connection with the effectiveness of the Plan, Strategic Value Master Fund, Ltd., Strategic Value Special Situations Master Fund III, L.P. and Strategic Value Opportunities Fund, L.P. (collectively, the “Funds”) (i) received 595,710 shares of Common Stock in connection with their claims arising under the Notes, (ii) acquired 824,256 shares of Common Stock in connection with the Rights Offering and (iii) received 69,847 shares of Common Stock as consideration in the form of a premium for their commitment pursuant to the Backstop Commitment Agreement.

The source of funds for the 824,256 shares of Common Stock which were acquired pursuant to the Rights Offering was the working capital, or funds available for investment, of the Funds.

Item 4. Purpose of Transaction.

The Funds (i) received Common Stock in connection with their claims arising under the Notes, (ii) acquired Common Stock in connection with in connection with the Rights Offering for investment purposes and in the ordinary course of their investment trading business and to provide working capital to support the Company’s operations upon emergence from bankruptcy and (iii) received Common Stock as consideration in the form of a premium for their commitment pursuant to the Backstop Commitment Agreement.

Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities and accordingly, each Reporting Person reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate.

Item 5. Interest in Securities of the Issuer.

(a) — (b) The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D.

(c) On September 12, 2016, the Funds received an aggregate of 1,489,815 shares of Common Stock pursuant to the Plan.

(d) Except as described in this statement, no other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by any Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Second Amended and Restated Articles of Incorporation of the Issuer (the “Articles”) provides that prior to the listing of the Common Stock on a national securities exchange in the United States (a “Public Listing”), when holder or group of holders (the “Approving Shareholders”) propose to sell or otherwise dispose of more than fifty percent (50%) of the Common Stock to a third party, each holder of Common Stock who is not an Approving Shareholder must vote in favor of, consent to and raise no objections to the proposed sale.  In addition, the Articles provide that prior to a Public Listing, a holder or group of holders (the “Prospective Selling Shareholders”) who propose to sell or otherwise dispose of more than twenty-five percent (25%) of the Common Stock to a third party (other than in connection with a underwritten initial public offer that results in either: (1) aggregate cash proceeds over $75 million dollars or (2) at least $20 of the outstanding Common Stock being issued and sold to the public) must allow holders of Common stock who are not Prospective Selling Shareholders to participate in the proposed sale.

The Shareholders Agreement by and among the Issuer and the Shareholders (as defined therein), dated as of September 12, 2016 prevents the transfer share of Common Stock unless such transfers (i) do not violate the Securities Act of 1933, as amended, or any regulation issued pursuant thereto (the “Securities Act”), or any other applicable federal or state laws or order of any court having jurisdiction over the Issuer or (ii) would cause the Issuer to register the Common Stock pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended, or any regulation issued pursuant thereto (the “Exchange Act”).

Item 7. Materials to be Filed as Exhibits.

Exhibit A — Joint Filing Agreement (filed herewith)

Exhibit B — Executive Officers, Directors and Control Persons of the Reporting Persons (filed herewith)

Exhibit C — Second Amended and Restated Articles of Incorporation of Penn Virginia Corporation (1)

Exhibit D — Shareholders Agreement by and Among Penn Virginia Corporation and The Shareholders (as defined therein), dated as of September 12, 2016. (2)

(1) Incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K, filed on September 15, 2016.

(2) Incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K, filed on September 15, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 21, 2016

STRATEGIC VALUE PARTNERS, LLC

By:	/s/ James Dougherty
Name: James Dougherty
Title: Fund Chief Financial Officer

SVP SPECIAL SITUATIONS III LLC

By:	/s/ James Dougherty
Name: James Dougherty
Title: Fund Chief Financial Officer

SVP SPECIAL SITUATIONS III-A LLC

By:	/s/ James Dougherty
Name: James Dougherty
Title: Fund Chief Financial Officer

/s/ Victor Khosla
Victor Khosla

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D to which this Agreement is annexed as Exhibit 1, and any amendments thereto, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

September 21, 2016

STRATEGIC VALUE PARTNERS, LLC

By:	/s/ James Dougherty
Name: James Dougherty
Title: Fund Chief Financial Officer

SVP SPECIAL SITUATIONS III LLC

By:	/s/ James Dougherty
Name: James Dougherty
Title: Fund Chief Financial Officer

SVP SPECIAL SITUATIONS III-A LLC

By:	/s/ James Dougherty
Name: James Dougherty
Title: Fund Chief Financial Officer

/s/ Victor Khosla
Victor Khosla

CUSIP No. 70788V 300 and 70788V 102

EXHIBIT B

EXECUTIVE OFFICERS, DIRECTORS AND
CONTROL PERSONS OF THE REPORTING PERSONS

Name and Address	Present Principal Occupation and Employment

Victor Khosla Chief Investment Officer c/o Strategic Value Partners, LLC 100 West Putnam Avenue Greenwich, CT 06830	Chief Investment Officer of Strategic Value Partners, LLC, SVP Special Situations III LLC and SVP Special Situations III-A LLC

James Dougherty Fund Chief Financial Officer c/o Strategic Value Partners, LLC 100 West Putnam Avenue Greenwich, CT 06830	Fund Chief Financial Officer of Strategic Value Partners, LLC, SVP Special Situations III LLC and SVP Special Situations III-A LLC

Edward Kelly Chief Operating Officer c/o Strategic Value Partners, LLC 100 West Putnam Avenue Greenwich, CT 06830	Chief Operating Officer of Strategic Value Partners, LLC, SVP Special Situations III LLC and SVP Special Situations III-A LLC

David Charnin General Counsel and Chief Compliance Officer c/o Strategic Value Partners, LLC 100 West Putnam Avenue Greenwich, CT 06830	General Counsel and Chief Compliance Officer of Strategic Value Partners, LLC, SVP Special Situations III LLC and SVP Special Situations III-A LLC